UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Chordiant Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

170404305

(CUSIP Number)

Symphony Technology Group, LLC

2475 Hanover Street

Palo Alto, California  94304

Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 170404305

1.	Names of Reporting Persons STG UGP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,897,575 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,897,575 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,897,575 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 170404305

1.	Names of Reporting Persons STG III GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,897,575 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,897,575 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,897,575 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305

1.	Names of Reporting Persons STG III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,675,559 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,675,559 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,675,559 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305

1.	Names of Reporting Persons STG III-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 222,016 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 222,016 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,016 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305

1.	Names of Reporting Persons Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,897,575 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,897,575 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,897,575 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Exhibit and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibit and Schedule

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Chordiant Software, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 20400 Stevens Creek Boulevard, Suite 400, Cupertino, California, 95014.

Item 2.	Identity and Background

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) STG UGP, LLC, a Delaware limited liability company (“STG UGP”), (2) STG III GP, L.P., a Delaware limited partnership (“STG III GP”), (3) STG III, L.P., a Delaware limited partnership (“STG III”), (4) STG III-A, L.P., a Delaware limited partnership (“STG III-A”) and (5) Dr. Romesh Wadhwani (“Dr. Wadhwani”).  The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Statement as Exhibit 99.2.  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each member of STG UGP (the “Managing Persons”).

(c) The principal business of each of STG III and STG III-A is acting as a private investment fund engaged in purchasing, holding and selling investments for its own account.

The principal business of STG III GP is acting as the sole general partner of STG III and STG III-A.  The principal business of STG UGP is acting as the sole general partner of STG III GP.  Dr. Wadhwani is the Manager of STG UGP.

Dr. Wadhwani’s principal occupation is serving as the Chairman and Chief Executive Officer of Symphony Technology Group, LLC and Managing Director of STG UGP.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of STG UGP, STG III GP, STG III and STG III-A is organized under the laws of the State of Delaware.  Dr. Wadhwani is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
In a series of transactions completed on May 23, 2008, STG III and STG III-A acquired 1,897,575 shares of Common Stock for approximately $9,800,758 in investment capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment in the ordinary course of business, as they believed that the Shares, at market prices when acquired, represented an attractive investment opportunity.

The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Company, encouraging the Company to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 1,897,575 shares of Common Stock (the “Shares”).

The Company has reported on its Quarterly Report on Form 10-Q for the period ended March 31, 2008, that there were 30,043,988 shares of Common Stock issued and outstanding as of April 30, 2008.  The Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 6.3% of the outstanding shares of Common Stock as of April 30, 2008.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own , the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

(b) 1,897,575 shares of Common Stock are owned directly by STG III and 222,016 shares of Common Stock are owned directly by STG III-A.  STG III GP is the sole general partner of STG III and STG III-A and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all of the Shares.  STG UGP is the sole general partner of STG III GP and controls the voting or disposition of all of the Shares.  Dr. Wadhwani is the Manager of STG UGP and either has sole authority and discretion to manage and conduct the affairs of STG UGP or has veto power over the management and conduct of STG UGP.  By reason of these relationships, each of the Reporting Persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

STG III GP, STG UGP and Dr. Wadhwani each disclaim beneficial ownership of the Shares held directly by STG III and STG III-A except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c) The following charts reflect the transactions in the shares of Common Stock effected by STG III and STG III-A during the past sixty days, all of which were effected on the open market through various brokerage entities.

Transactions in Common Stock by STG III in the past sixty days:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
February 13, 2008	Purchase of Common Stock	8,830	$6.700

February 14, 2008	Purchase of Common Stock	88,300	$6.944
February 15, 2008	Purchase of Common Stock	102,428	$6.962
April 9, 2008	Purchase of Common Stock	30,905	$5.221
April 10, 2008	Purchase of Common Stock	14,128	$5.250
April 11, 2008	Purchase of Common Stock	175,717	$5.223
April 12, 2008	Purchase of Common Stock	120,971	$5.160
April 13, 2008	Purchase of Common Stock	35,320	$4.950
April 19, 2008	Purchase of Common Stock	71,346	$4.793
April 20, 2008	Purchase of Common Stock	149,404	$4.840
April 21, 2008	Purchase of Common Stock	375,275	$4.500
May 8, 2008	Purchase of Common Stock	29,139	$4.722
May 9, 2008	Purchase of Common Stock	33,996	$4.788
May 13, 2008	Purchase of Common Stock	66,225	$4.992
May 14, 2008	Purchase of Common Stock	88,300	$4.893
May 15, 2008	Purchase of Common Stock	3,532	$4.842
May 16, 2008	Purchase of Common Stock	32,649	$4.937
May 19, 2008	Purchase of Common Stock	55,099	$5.193
May 20, 2008	Purchase of Common Stock	114,172	$5.229
May 22, 2008	Purchase of Common Stock	61,015	$5.486
May 23, 2008	Purchase of Common Stock	18,808	$5.497

Transactions in Common Stock by STG III-A in the past sixty days:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
February 13, 2008	Purchase of Common Stock	1,170	$6.700
February 14, 2008	Purchase of Common Stock	11,700	$6.944
February 15, 2008	Purchase of Common Stock	13,572	$6.962
April 9, 2008	Purchase of Common Stock	4,095	$5.221
April 10, 2008	Purchase of Common Stock	1,872	$5.250
April 11, 2008	Purchase of Common Stock	23,283	$5.223
April 12, 2008	Purchase of Common Stock	16,029	$5.160
April 13, 2008	Purchase of Common Stock	4,680	$4.950
April 19, 2008	Purchase of Common Stock	9,454	$4.793
April 20, 2008	Purchase of Common Stock	19,796	$4.840
April 21, 2008	Purchase of Common Stock	49,725	$4.500
May 8, 2008	Purchase of Common Stock	3,861	$4.722
May 9, 2008	Purchase of Common Stock	4,505	$4.788

May 13, 2008	Purchase of Common Stock	8,775	$4.992
May 14, 2008	Purchase of Common Stock	11,700	$4.893
May 15, 2008	Purchase of Common Stock	468	$4.842
May 16, 2008	Purchase of Common Stock	4,326	$4.937
May 19, 2008	Purchase of Common Stock	7,301	$5.193
May 20, 2008	Purchase of Common Stock	15,128	$5.229
May 22, 2008	Purchase of Common Stock	8,085	$5.486
May 23, 2008	Purchase of Common Stock	2,492	$5.497

(d) Not applicable.

(e) Not applicable.

Except as set forth above, to the knowledge of the Reporting Persons, none of the Managing Persons has beneficial ownership of any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 3, 4 and 5 of this Statement are incorporated herein by reference.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to be Filed as Exhibits
99.1	Joint Filing Agreement, dated May 27, 2008, by and among STG UGP, LLC, STG III GP, L.P., STG III, L.P., STG III-A, L.P. and Dr. Romesh Wadhwani

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2008
STG UGP, LLC

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Manager

STG III GP, L.P.
By: STG UGP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Manager

STG III, L.P.
By: STG III GP, L.P., its general partner

By: STG UGP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Manager

STG III-A, L.P.
By: STG III GP, L.P., its general partner

By: STG UGP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani
Title: Manager

ROMESH WADHWANI

	By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the managing members of STG UGP, LLC are set forth below. If no address is given, the managing member’s principal business address is 2475 Hanover Street, Palo Alto, California 94304. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Symphony Technology Group, LLC.

Name and Business Address	Principal Occupation	Citizenship
Romesh Wadhwani	Managing Partner and CEO	United States
William Chisholm	Managing Director	United States
Michael Guthrie	Managing Director	United States

INDEX TO EXHIBITS

Exhibit Number	Document
99.1	Joint Filing Agreement, dated May 27, 2008, by and among STG UGP, LLC, STG III GP, LLC, STG III, L.P., STG III-A, L.P. and Dr. Romesh Wadhwani